Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RANDGOLD RESOURCES REPORTS RAPID PROGRESS ON KIBALI
Kinshasa, Democratic Republic of the Congo, 20 April 2010 — Randgold Resources, the operator of the Kibali Gold Project (a Randgold Resources, AngloGold Ashanti and OKIMO joint venture) has advised the government of the Democratic Republic of the Congo that the project is making rapid progress on the key issues related to the development of the Kibali gold project. The government has a 10% stake, through the parastatal OKIMO, in the project, which is the largest undeveloped gold deposit in Africa.
In a meeting today with DRC minister of mines Martin Kabwelulu, and minister of portfolio Jeanine Mabunda, Randgold CEO and chairman of Kibali, Mark Bristow, reported that the company had
•	established a constructive working relationship with the key stakeholders aimed at ensuring a stable operating environment in the region;

•	started pre-construction work on the new road between Aru and Doko, which is central to the logistics of the project’s development;

•	formulated a draft people resettlement programme and initiated a public participation process;

•	advanced the establishment of an adequate electrical power supply by completing conceptual engineering studies on upgrading OKIMO’s existing facilities and securing a licence to generate hydro power from the Nzoro River; and

•	compiled a new geological model and begun optimising the existing feasibility study with a view to starting production at the earliest opportunity.
“We’ve taken great strides forward during the past quarter but we’re very conscious of the challenges that still lie ahead,” Bristow said.
“The relocation of people is probably the biggest of these, and we have to ensure that the resettlement programme and public participation process stay on track. We also have to build a mutually beneficial working relationship with OKIMO, whose active participation in this complicated and sensitive issue is critical. Operationally, we need to finalise the open cast and underground development and mining schedules and ensure that we build a mine that matches the world class nature of the deposit and maximises the production rate in relation to the potential size of Kibali’s reserves and resources.”
RANDGOLD ENQUIRIES:

Mark Bristow	Willem Jacobs
Chief executive & Kibali chairman	GM operations Central & E Africa
+223 6675 0122/+44 788 071 1386	+27 72 614 4053/+27 82 905 6797

Louis Watum	Kathy du Plessis
GM Kibali Goldmines	Investor & media relations
+243 994 035 464/+256 782 239 767	+44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com
ABOUT RANDGOLD:
Randgold Resources is an African focused gold mining and exploration company with primary listings on the London Stock Exchange and Nasdaq. Major discoveries to date include the Morila deposit in southern Mali, the Yalea deposit and the Gounkoto deposit, both in western Mali, the Tongon deposit in the Côte d’Ivoire and the Massawa deposit in eastern Senegal.
Randgold Resources financed and built the Morila mine which since October 2000 has produced more than 5.5 million ounces of gold and distributed more than US$1.5 billion to stakeholders. It also financed and built the Loulo operation which started as two open pit mines in November 2005. Since then, an underground mine has been developed at the Yalea deposit and construction of a second underground operation is underway at the Gara deposit. First gold production from the company’s new mine being developed at Tongon is scheduled for the fourth quarter of 2010.
Randgold’s current major projects are Gounkoto on the Loulo permit in Mali, Massawa in Senegal and Kibali in the Democratic Republic of the Congo. In 2009 the company acquired a 45% interest in the Kibali project, which now stands at 9.2 million ounces of reserves and is one of the largest undeveloped gold deposits in Africa. Randgold also has an extensive portfolio of organic growth prospects, which is constantly replenished by intensive exploration programmes in Burkina Faso, Côte d’Ivoire, DRC, Mali and Senegal.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2010, and in the section entitled ‘Risk Factors’ in Randgold’s prospectus published on 30 November 2009 in relation to the indirect acquisition of 10 per cent of the issued capital of Kibali Goldmines SPRL. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.